

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2022

Gordon Lo
Chief Executive Officer
Malacca Straits Acquisition Co Ltd
Unit 601-2
St. George's Building
2 Ice House Street
Central, Hong Kong

> **Re: Malacca Straits Acquisition Co Ltd**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 1, 2022**
> **File No. 001-39383**

Dear Mr. Lo:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Lijia Sanchez, Esq.